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FOUNDED 1866

August 28, 2007

VIA EDGAR

Mr. Michael Pressman
Special Counsel, Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-0303

Re:	Magna International Inc. Schedule TO-I filed August 14, 2007 File No. 5-43799

Dear Mr. Pressman:

We are writing in response to your comment letter, dated August 23, 2007, in connection with the tender offer (the “Offer”) by Magna International Inc. (the “Company”) for its Class A Subordinate Voting Shares (the “Shares”).

As discussed in your letter and in our telephone conversations on August 23 and 24, your comment raises the concern that the Offer is subject to both a dollar limit and a number of shares limit, since the Offer is stated as an offer to purchase for not more than $1,536,600,000 up to 20,000,000 Shares at a price range between $76.50 per Share and $91.50 per Share.

As we discussed, every tender offer in which the amount offered per share is expressed as a range, and in which the aggregate dollar amount to be paid is limited, also includes an implicit limit on the number of shares that may be purchased pursuant to the offer:  that limit is the quotient obtained by dividing the aggregate dollar amount to be paid by the lowest permitted per share price.  Thus, for example, the Alliance Semiconductor Corporation issuer tender offer, discussed in the Alliance Semiconductor no-action letter (available September 22, 2006), which was expressed as “Offer to Purchase for Cash Up to $30,000,000 in Value of Shares of Common Stock of Alliance Semiconductor Corporation at a Purchase Price Not Greater Than $3.00 nor Less Than $2.75 Per Share” effectively had a maximum share limit of 10,909,091 shares, being the quotient obtained by dividing $30,000,000 by $2.75.    If that offer were expressed as “an Offer to Purchase for Cash Up to $30,000,000 in Value of Shares of Common Stock, up to 10,909,091 Shares of Common Stock, of Alliance Semiconductor Corporation at a Purchase

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Mr. Michael Pressman
August 24, 2007

Price Not Greater Than $3.00 nor Less Than $2.75 Per Share” the substance of the offer would have been no different.  In particular, the limitation of the offer would have been the same.

Likewise, the Company’s Offer has a maximum dollar amount of $1,536,600,000.  If, for illustration purposes, we suppose that the Offer were limited only by the maximum dollar amount of $1,536,600,000, and that the price range remained the same (i.e., between $76.50 and $91.50 per Share), the resulting mathematical consequence would be that the offer would also, in effect, be limited to 20,086,274 Shares.

Your concern, as we understand it, is that the Offer’s limitation of 20,000,000 Shares does not correspond with the dollar limit of $1,536,600,000 at the minimum price of $76.50 (which yields a share limit of 20,086,274 shares), and therefore functions as an independent and lower share limit, resulting in effectively an offer that has two independent and different limitations on the number of shares to be purchased – one directly on the number of Shares and another, indirectly, through the limitation on the aggregate dollar value to be paid.

To address your concern, the Company could amend the offer to increase the aggregate maximum number of Shares that may be purchased pursuant to the Offer to 20,086,274.  At that maximum number of Shares, the only applicable limit is the dollar threshold amount of $1,536,600,000.   This is because the method described in the Offer for the determination of the purchase price (as set forth in the third paragraph of the cover page of the Offer), requires the Company to select the lowest price that will enable the Company to purchase the maximum number of deposited Shares having an aggregate purchase price of $1,536,600,000.  Regardless of which price within the range of $76.50 and $91.50 is selected by the Company, mathematically, the number of shares required to be purchased pursuant to Offer will never exceed 20,086,274.

In our conversation, you also asked us to explain why an increase in the maximum number of Shares to be purchased would work for purposes of the pro-ration mechanics.  The Offer currently states that “If more Class A Subordinate Voting Shares are validly deposited for purchase at the Purchase Price than can be purchased for $1,536,600,000 or if more than 20,000,000 Class A Subordinate Voting Shares are validly deposited pursuant to the Offer, the deposited Class A Subordinate Voting Shares will be purchased on a pro rata basis.”   If the 20,000,000 number were increased to 20,086,274, there would be no  circumstance under which the 20,086,274 limitation would have any effect for purposes of pro-rationing that is independent from the effect that the $1,536,600,000 dollar limit already imposes.  This is because the

Mr. Michael Pressman
August 24, 2007

$1,536,600,000 limit would require the company to pro-rate, if even one extra share beyond 20,086,274 is tendered.*

We therefore believe that the approach of increasing the maximum number of Shares subject to the Offer would conform the Offer exactly to prior no-action guidance set forth in the Alliance Semiconductor no-action letter (available September 22, 2006) and the MDS Inc. exemptive letter (available February 28, 2007).

In order to effect this approach, the Company would amend the Schedule TO to increase the maximum number of shares that may be purchased under the offer to 20,086,274*1, announce the substance of the amendment in a press release and, only to the extent required under Canadian law, mail to shareholders an amendment to the Offer setting forth the change described.

Please note that while the Company is willing to take these steps for the purpose of complying with the prior SEC guidance, we are advised that taking these steps may require mailing of an amendment to all shareholders under Canadian law.  Because the cost of such a mailing is significant and would, indirectly, be borne by the shareholders, we urge you to consider whether the benefits of this amendment to shareholders would justify the costs involved.  In particular, we believe that:

a)
under Rule 14e-1(b), the amendment is not required to effect the additional purchase of Shares even with the existing 20,000,000 Share limitation in the Offer because the additional 86,274 Shares that the Company would seek to acquire under the Offer constitute less than 0.1% of the class – well below the 2% limit set forth in Rule 14e-1(b);

b)
the amendment would be de minimus as it would involve an increase in the maximum number of Shares that the Company seeks to acquire under the Offer of less than 0.5% relative to the amount currently sought to be acquired under the Offer; and

c)	there is a low likelihood that this amendment would have any practical meaning to shareholders because the closing price of the Shares on the New York Stock

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* To see this, suppose that all shares are tendered at the minimum price of $76.50, and the offer is oversubscribed by one single share (i.e., 20,076,275 shares are tendered).  In that case, the aggregate dollar amount required to purchase all shares would be $1,536,600,038 and pro-ration would be required by virtue of the dollar limit (as opposed to the share limit).

**As a technical matter, the Company would replace all references in the document to “20,000,000” with references to “20,086,274” except for such references as are related to 20,000,000 Shares to be issued pursuant to the Arrangement (as defined in the Offer).

Mr. Michael Pressman
August 24, 2007

Exchange today was $86.25 and therefore the likelihood that a substantial number of shares will be tendered at prices between $76.50 and $76.83, the price range where the 20,000,000 Share limit may be considered relevant, is low.

Therefore, to the extent that you are able to exercise discretion in favor of the Company in this circumstance in a manner that would satisfy your concerns without requiring an amendment of the Offer, we respectfully request that you do so.

____________________________

We would appreciate the opportunity to discuss this matter with you further.  Should you have any questions or concerns, please do not hesitate to call me at (212) 839-5404 or Scott Freeman at (212) 839-7358.

Yours truly, /s/ Asi Kirmayer Asi Kirmayer

cc:	Mr. Jeffrey O. Palmer, Magna International Inc. Ms. Jean Fraser, Osler Hoskin & Harcourt LLP